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                               March 22, 2021

       Yancey Spruill
       Chief Executive Officer
       DigitalOcean Holdings, Inc.
       101 6th Avenue
       New York, New York 10013

                                                        Re: DigitalOcean
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-253483

       Dear Mr. Spruill:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-1

       Use of Proceeds, page 53

   1. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here, or provide a cross-reference to the
relevant section of your registration statement, the interest rates and maturity dates of the
debt that will be repaid with the proceeds from this offering. To the extent any of this debt
was incurred within one year, describe the use of proceeds of such indebtedness.
       Dilution, page 57

   2. Revise the second paragraph to indicate that you had a historical net tangible deficit and quantify the total and
per share deficit amounts. Similarly revise the amount disclosed in the table. It is
unclear why you disclose in the second paragraph pro forma net tangible
 Yancey Spruill
DigitalOcean Holdings, Inc.
March 22, 2021
Page 2
      book value when the per share amount does not appear in the table.
General

3. We note your disclosure of your net loss position in your artwork at the forefront of the prospectus. In order to give proper balance to this information, you should revise to present your increasing net loss with equal prominence as your other financial highlights.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameYancey Spruill
                                                           Division of
Corporation Finance
Comapany NameDigitalOcean Holdings, Inc.
                                                           Office of Technology
March 22, 2021 Page 2
cc:       Brandon Fenn
FirstName LastName